ALLIED GOLD LIMITED

27 September 2007

The Manager
Australian Stock Exchange Limited

Dear Sir

SIMBERI GOLD PROJECT UPDATE

- **Exploration drilling re-commences**
- **Open pit mining contract awarded**
- **Commissioning scheduled to commence in October with first gold pour due in November 2007**

The Directors of Allied Gold Limited ("Allied") are pleased to report the arrival on Simberi Island of two of the four drilling rigs purchased in the June quarter of 2007. Exploration drilling has subsequently resumed with the commissioning of the DFM400 diamond-only rig at the Monun Valley prospect, where previously reported channel sampling results indicate a potential 300m southeasterly strike extension to the Sorowar Deposit.

The UDR650 drilling rig recently arrived from Ghana is presently being assembled and the two new South African Rockdrill 3000 drilling rigs are currently being mobilized to site. All personnel required to operate this equipment have been sourced and drill pads have been prepared for intensive exploration drilling.

Additional 5-metre composite channel sample results have been received and these continue to reveal significant new intercepts along bulldozed tracks:

- **45m** at **3.42 g/t gold** plus
- **55m** at **1.66 g/t gold**, located 250m south of RopeCon Pylon 2, as well as
- **120m** at **0.95 g/t gold** in Monun Valley.

The former two intercepts are only around 40m apart and their weighted average is **2.45 g/t gold**. They appear to comprise a single zone of mineralization that is open to the east and west. This mineralization is located approximately 1 km from the processing plant and is a new discovery with no prior drilling in the immediate vicinity.

Unit 14, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 585, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4575 Email: info@alliedgold.com.au
www.alliedgold.com.au



Figure 1: DFM400 rig starting on drillhole MN002 – Monun Valley

C-horizon geochemical soil sampling is being routinely undertaken along IP lines at 50-metre intervals. One IP unit is presently being run on ML136 on Simberi and another on the overlapping Tupinda and Fotombar calderas on EL609 on Big Tabar Island. The combined monthly reading rate of the two units is 15 line km..

Geochemical samples of decomposed bedrock are collected with bucket-type augers, typically from depths ranging down to 5 metres. This sampling is primarily to delineate geochemical pathfinder element dispersion haloes and secondly to determine gold concentration.

There is very strong evidence of a significant (approximately 300 metre) northwesterly extension of the Sorowar deposit, based on the following soil auger geochemistry:

SAMPLE	TIG Co-ordinates		Au
	mE	mN	g/t
214036	44000	210150	0.48
214037	44000	210200	0.65
214041	44000	210400	**4.68**
214042	44000	210450	0.22
214722	43800	210500	**3.03**
214723	43800	210550	0.24
214724	43800	210600	**1.19**

This apparent northwesterly strike extension of the Sorowar mineralization is along the pronounced linear magnetic 'low' that hosts the Sorowar deposit, the 'low' being a manifestation of magnetite destruction by hydrothermal fluids.

A new zone of strong C-horizon soil gold values has also recently been discovered on ML136, located between the RopeCon Pylon #2 and the plant site:

SAMPLE	TIG Co-ordinates		Au
	mE	mN	g/t
205880	44800	209200	**5.78**
205881	44800	209250	**1.29**

A second significant zone of strong C-horizon soil gold values has also been discovered immediately south of the Patan prospect:

SAMPLE	TIG Co-ordinates		Au
	mE	mN	g/t
212006	45400	209850	**4.46**
212007	45400	209900	**2.85**
212008	45400	209950	**1.31**
212009	45400	210000	0.67

Kennecott drilled 10 holes into this prospect in 1990, with the best oxide intercepts recorded being:

RC433: 0-18m = 18m x 2.64 g/t gold
RC436: 0 – 7m = 7m x 1.30 g/t gold
RC441: 4 – 6m = 2m x 21.85 g/t gold

Channel sampling of benches cut for access to these drillpads included a 5 metre intercept that returned a grade of 204.17 g/t gold. The re-establishment of the Kennecott benches has been completed and this has revealed presence of an extensive hydrothermally altered intrusive breccia. Additional benching is currently in progress.

Mining Contract Awarded

Allied has awarded the open pit mining contract to Mine Site Construction Services Pty Ltd, after a competitive bidding process. The contractor is expected to be fully mobilized to site by November.

In the meantime Allied has commenced mining activities itself, utilizing company-owned heavy earthmoving equipment. As part of the mining contract, Mine Site Construction has agreed to purchase this equipment from Allied.

Project Status

The Simberi gold project remains on track for commissioning and first production in the December quarter. The latest schedule points to commissioning of the processing plant in October 2007 (next month) with the first gold pour in November 2007.

Simberi is expected to produce an average of 84,000 ounces of gold per year for at least 8 years.

Yours faithfully

Mark Caruso
Executive Chairman

The information in this Stock Exchange Announcement that relates to exploration results, together with any related assessments and interpretations, has been approved for release by Mr Bohdan (Bob) Burban, Dip.App.Geol., F.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Burban s has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves."


MONUN CREEK
CHANNEL SAMPLES
AUGER C HORIZON SAMPLES
120m x 0.95 g/t Au
N
0
50
100
metres
Pylon 2
55m x 1.66 g/t Au
45m x 3.42 g/t

Figure 2: Location of composite channel samples